Liberty PlugIns, Inc.



ANNUAL REPORT

1482 East Valley Rd, Suite 329
Santa Barbara, CA 93108
(310) 439 -9119
www.libertyplugins.com

This Annual Report is dated Dec 31, 2019.

BUSINESS

Liberty PlugIns, Inc., dba Liberty Access Technologies (Liberty), is a technology company that focuses on firmware and software development for EV charging networks. Liberty also supplies its own patented hardware for access control, authentication and load management for workplace, multi-tenant dwellings and fleets, including electric school buses. Liberty is building a total solution for EV charging across several major markets.

Previous Offerings

In 2019, the Company completed an offering exempt from the 1933 Securities Act of 100,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $25,000. In addition, the Company raised through a crowdfunding offering on Start Engine 251,444 shares of common stock at an average price of just over $0.275 per share for a total raise of $68,693.92.

In 2018, the Company completed an offering exempt from the 1933 Securities Act of 900,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $225,000. In addition, debt in the amount of $249,800 was converted into 1,294,601 shares of common stock.

The total issuance in 2018 was therefore 2,194,601 shares of common stock for total proceeds of $474,800.

In 2017, the Company completed an offering exempt from the Securities Act of 1933 of 700,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $175,000. In addition, convertible debt in the amount of $236,093 was converted into 1,216,975 shares of common stock.

The total issuance in 2017 was therefore 1,916,975 shares of common stock for total proceeds of $411,093.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $847,042, up 12% compared to fiscal year 2018 revenue of $756,252. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2019 was $390,252 an increase of approximately $59,000, from cost of sales of $331,326 in fiscal year 2018. This change was largely due to an increase in sales resulting in an increase in component parts needed.

Gross Margins

2019 gross profit increased by $31,864 over 2018 gross profit and gross margins as a percentage of revenues decreased slightly from 56% in 2018 to 54% in 2019. This performance was caused primarily by a general increase in Hydra sales, but a decrease in contract revenue at higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2019 increased $28,446 from 2018. Approximately $32,500 of this increase was due to increased marketing and product development expenses.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $31,490. *The Company intends to raise additional funds through an equity financing.*

Debt

As of December 31, 2019, the Company had debt of $66,000 owed to existing shareholders. Additionally, $20,419.00 is owed on a line of credit to the CEO, Chris Outwater.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors:

Chris Outwater
Edward C. Gomez, M.D.
Richard G. Mckee, Jr.
Herman Morton Leibowitz

Officers:

Chris Outwater--CEO
Timothy A. Hylas--CFO
Michael M. Keane--CTO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Chris Outwater 1482 East Valley Rd. Santa Barbara, CA 93108	8,635,000 Common	550,000 Options	19.4%
Common Stock	All officers and directors as a group	12,292,050 Common	2,540,036 Options	31.3%

RELATED PARTY TRANSACTIONS

$33,000 of the Liberty Promissory Notes are held by family members of one of the company's directors and a partnership for which the director is the general partner.

In addition, the company's CEO owes the Company $35,190.17 as of December, 31, 2019.

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2019, the company has issued 47,329,164 shares of common stock, fully diluted, including 12,951,173 of warrants and options.

In addition, the company has authorized 50,000,000 shares of preferred stock; however it currently has none outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Each share of common stock entitles the owner to one vote.

Company has authorized 50,000,000 shares of preferred stock, however, no preferred shares have been issued or any rights specified at this time. The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Liberty PlugIns, Inc., dba Liberty Access Technologies

By   *Chris Outwater*

      Name   Chris Outwater

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Chris Outwater, Chief Executive Officer of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty PlugIns, Inc., included in this Report are true and complete in all material respects.

Chris Outwater
Chief Executive Officer

LIBERTY PLUGINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Liberty Plugins, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Liberty Plugins, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2020
Los Angeles, California

LIBERTY PLUGINS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	31,490	$	37,594
Accounts receivable—net		127,413		117,480
Inventories		10,000		6,000
Prepaids and other current assets		35,190		36,000
Total current assets		**204,094**		**197,073**
Property and equipment, net		-		-
Intangible assets, net		141,722		146,385
Other assets		-		-
Total assets	$	**345,816**	$	**343,459**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	128,052	$	149,481
Short term loan		66,000		60,000
Other current liabilities		58,483		1,112
Total current liabilities		**252,535**		**210,593**
Convertible Note	$	-	$	-
Loan		-		-
Total liabilities		**252,535**		**210,593**
STOCKHOLDERS' EQUITY				
Common Stock		3,563		3,408
Aditional Paid in Capital		3,272,032		3,182,473
Retained earnings/(Accumulated Deficit)		(3,182,314)		(3,053,016)
Total stockholders' equity		**93,281**		**132,865**
Total liabilities and stockholders' equity	$	**345,816**	$	**343,459**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	847,042	$	813,613
Cost of goods sold		390,252		331,326
Gross profit		456,790		482,286
Operating expenses				
General and administrative		448,994		437,761
Research and development		42,025		37,883
Sales and marketing		83,952		55,054
Total operating expenses		574,971		530,698
Operating income/(loss)		(118,181)		(48,412)
Interest expense		11,119		26,944
Other Loss/(Income)		(1)		-
Income/(Loss) before provision for income taxes		(129,299)		(75,356)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(129,299)**	$	**(75,356)**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock		Aditional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**30,664,973**	**$ 3,218**	**$ 2,707,863**	**$ (2,977,660)**	**$ (266,579)**
Net income/(loss)	-	-	-	(75,356)	(75,356)
Issuance of shares	900,000	90	224,910	-	225,000
Conversion of notes into shares	2,511,574	100	249,700	-	249,800
Balance—December 31, 2018	**$ 34,076,547**	**$ 3,408**	**$ 3,182,473**	**$ (3,053,016)**	**$ 132,865**
Net income/(loss)	-	-	-	(129,299)	(129,299)
Issuance of shares	1,551,444	155	89,559	-	89,714
Balance—December 31, 2019	**35,627,991**	**$ 3,563**	**3,272,032**	**$ (3,182,314)**	**$ 93,281**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(129,299)	$	(75,356)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		14,721		13,895
Debt discount and issuance amortization		-		11,556
Intreste Expense - not paid		6,000		-
Changes in operating assets and liabilities:				
Accounts receivable		(9,934)		(64,023)
Inventory		(4,000)		6,500
Prepaid expenses and other current assets		810		(36,000)
Accounts payable and accrued expenses		(21,429)		52,267
Credit Cards		-		-
Other current liabilities		57,371		1,112
Net cash provided/(used) by operating activities		**(85,759)**		**(90,050)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(10,058)		(14,735)
Net cash provided/(used) in investing activities		**(10,058)**		**(14,735)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		-		8,000
Repayments on Loans		-		(105,378)
Issuance of Common Stock		89,714		225,000
Net cash provided/(used) by financing activities		**89,714**		**127,622**
Change in cash		(6,103)		22,837
Cash—beginning of year		37,594		14,757
Cash—end of year	$	**31,490**	$	**37,594**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	(105,378)

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Liberty Plugins, Inc. was formed on September 10, 2009 ("Inception") in the State of DE. Financial statements of Liberty Plugins Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Santa Barbara, CA.

Liberty Plugins is engaged in the business of electric vehicle charging infrastructure. It offers a unique, local gateway product that separates the network from the charger which allows Liberty to offer high levels of service and unique access and billing features at very competitive prices. Unique infrastructure also allows.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Liberty Plugins, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	10,000	$	6,000
Total Inventories	**$**	**10,000**	**$**	**6,000**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Shareholders' Loan Receivable	$	35,190	$	36,000
Total Prepaids Expenses and Other Current Assets	**$**	**35,190**	**$**	**36,000**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Other current liabilities		58,483		1,112
Total Other Current Liabilities	**$**	**58,483**	**$**	**1,112**

5.   INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2019		2018	
Intangible assets	$	**156,443**	$	**160,280**
Patents	$	156,443	$	160,280
Accumulated amortization		(14,721)		(13,895)
Intangible assets, Net	$	**141,722**	$	**146,385**

Period	Amortization expense
2020	14,721
2021	14,721
2022	14,721
2023	14,721
Thereafter	82,838
Total	$ **141,722**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $14,721 and $13,895 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisting of 100,000,000 of common stock with par value of $0.0001. As of December 31, 2019, outstanding of shares issued amounted to 35,627,991.

In year 2017 the Company issued 700,000 shares at $0.25 and 350,000 warrants consists of 150,000 at $0.25 and 200,000 at $ 0.30. In the same year, the company issued 943,984 common shares in exchange for convertible notes. Total amount of shares outstanding as of December 31, 2017 was 30,664,973.

In year 2018 the Company issued 900,000 shares at $0.25 and 450,000 warrants consisting of 50,000 at $0.25 and 400,000 at $0.30. In addition, in Y2018, the company issued 2,511,574 shares in exchange for convertible notes (consisted of 338,158 at $.19 and 2,173,416 at $0.194 as well as warrants for 912,888 shares at $.30). Total amount of shares outstanding as of December 31, 2018 was 34,076,547.

During fiscal year 2019 the Company issued 1,551,444 shares at $0.06.

7. DEBT

Promissory Note

On December 31, 2018, the company issued Promissory note contract with private individuals and a legal entity, initially due on June 30, 2019. Repayment due on due date and includes, both principal and interest. On August 16, 2019 maturity date postponed to December 31, 2019. As of December 31, 2019 outstanding balance is $66,000 and the whole amount is classified as short-term.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (16,096)	$ 10,020
Valuation Allowance	16,096	(10,020)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (93,575)	$ (54,992)
Valuation Allowance	93,575	54,992
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $357,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a threeyear period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

Family members related to the officers and owners purchased Promissory Notes from the Company in the total amount of $19,200. In addition, a certain shareholder who purchased $30,000 of the notes.

Chris Outwater, CEO and owner, allowed Liberty to utilize his personal line of credit with Wells Fargo bank in the amount of $70,000. As of December 31, 2018, the company loaned $36,000 with interest rate 10% per annum to Chris Outwater with maturity on December 31, 2019.

As of December 31, 2019 total amount of loan is $60,000 and accrued interest amount is $6,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $3,182,314 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.